March 29, 2007

Via U.S. Mail and Facsimile (212-578-1832)

Morten Arntzen
Chief Executive Officer
Overseas Shipholding Group, Inc.
666 Third Avenue, New York, NY 10017

	Re:	Overseas Shipholding Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed March 1, 2007
		File No. 1-06479

Dear Mr. Arntzen:

      We have limited our review of the above filing to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. On page 33 of your Form 10-K you state that "(f)rom time to time, vessels in (y)our fleet call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as sponsors of terrorism, such as
Syria and Iran." Please advise us of the approximate dollar amounts and percentages of revenues, assets, and liabilities associated with your contacts with Syria and Iran during fiscal 2006. Please provide the same information for the prior fiscal periods covered by the Form
10-K, or advise us that the dollar amounts and percentages for those periods do not differ significantly from those provided for fiscal 2006.


* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
	Division of Corporation Finance
Morten Arntzen
Overseas Shipholding Group, Inc.
March 29, 2007
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